UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 17)*

Empire Resorts, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

292052107

(CUSIP Number)

Steven L. Wilner, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 212-225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule

13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See

§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  292052107

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Kien Huat Realty III Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	27,533,067
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	27,533,067

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	27,533,067

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	X

13.	Percent of Class Represented by Amount in Row (11)	88.7%

14.	Type of Reporting Person (See Instructions)	CO

CUSIP No.  292052107

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Lim Kok Thay

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	27,533,067
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	27,533,067

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	27,533,067

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	X

13.	Percent of Class Represented by Amount in Row (11)	88.7%

14.	Type of Reporting Person (See Instructions)	IN

This Amendment No. 17 (this “Amendment No. 17”) amends and supplements the Schedule 13D filed by Kien Huat Realty III Limited (“Kien Huat”) and Lim Kok Thay (“Mr. Lim” and, together with Kien Huat, the “Reporting Persons”) with the Securities and Exchange Commission on August 27, 2009, as previously amended (the “Schedule 13D”), relating to the common stock, par value $.01 per share (the “Common Stock”) of Empire Resorts, Inc. (the “Issuer”). All capitalized terms used in this Amendment No. 17 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Items 3, 4, 5 and 6 are hereby amended and supplemented to add the following:

Item 3. Source and Amount of Funds or Other Consideration

The disclosure set forth under Item 4 of this Amendment No. 17 is incorporated herein by reference.

Item 4. Purpose of Transaction

As previously reported, Kien Huat received 13,136,817 subscription rights pursuant to the 2016 Rights Offering. On January 14, 2016, in accordance with the 2016 Standby Purchase Agreement, Kien Huat exercised its subscription rights with respect to 2,083,333 shares of Common Stock, paying the Issuer a total purchase price of $29,999,995.20 in connection with such exercise.

On February 9, 2016, in accordance with its obligations under the 2016 Standby Purchase Agreement, Kien Huat exercised the remainder of its basic subscription rights with respect to 11,053,484 shares of Common Stock, paying the Issuer a total purchase price of $159,170,169.60 in connection with such exercise.

On February 17, 2016, in accordance with its obligations under the 2016 Standby Purchase Agreement, Kien Huat exercised all rights not otherwise exercised by the other holders in the 2016 Rights Offering with respect to 6,825,985 shares of Common Stock, paying the Issuer a total purchase price of $98,294,184.00 in connection with such exercise (the “Standby Purchase”). In accordance with its obligations under the 2016 Standby Purchase Agreement, the Issuer paid Kien Huat a fee of $1,450,000 in connection with such exercise, and reimbursed Kien Huat for $50,000 of out-of-pocket fees and expenses incurred in connection with the transaction.

Simultaneous with the completion of the Standby Purchase, the $17.4 million convertible note held by Kien Huat evidencing the remaining amount due from the Issuer under the Loan Agreement was converted into 1,332,058 shares of Common Stock (the “Note Conversion”) which conversion, along with the payment by the Issuer in cash of interest due, satisfied the note in full.

Also on February 17, 2016, at the request of the Company, Kien Huat and the Company entered into a letter agreement (the “Letter Agreement”), pursuant to which, during the period commencing on February 17, 2016 and ending on the earlier of (i) the three year anniversary of the closing of the Rights Offering and (ii) the one year anniversary of the opening of the Casino Project, Kien Huat has agreed not to take certain actions with respect to the Company. In particular, during such time period, Kien Huat has agreed not to, and to cause its affiliates other than the Company or its subsidiaries (collectively with Kien Huat, the “Kien Huat Parties”) not to, take certain actions in furtherance of a “going-private” transaction (as such term is defined in the Letter Agreement) involving the Company unless such transaction is subject to the approval of (x) holders of a majority of the votes represented by the common stock, Series B preferred stock and any other capital stock of the Company entitled to vote together with the common stock in the election of the board of directors (the “Board”) of the Company (other than any such capital stock owned by any Kien Huat Parties) and (y) either (A) a majority of disinterested members of the Board or (B) a committee of the Board composed of disinterested members of the Board. In addition, during such period, the Company and Kien Huat have agreed to cooperate to ensure that, to the greatest extent possible, the Board includes no fewer than three (3) independent directors (the definition of independence as determined under the standards of The Nasdaq Stock Market or any other securities exchange on which the common stock of the Company is then listed).

References to and descriptions of the Letter Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Letter Agreement, which has been incorporated by reference as Exhibit 9 hereto and is incorporated herein by this reference.

Item 5. Interest in Securities of the Issuer

The disclosure set forth under Item 4 of this Amendment No. 17 is incorporated herein by reference.

(a-b) As of the date hereof, including the 21,294,860 shares of Common Stock acquired in accordance with Kien Huat’s obligations under the 2016 Standby Purchase Agreement and received pursuant to the Note Conversion, each as described above, the Reporting Persons may be deemed to share beneficial ownership of 27,533,067 shares of Common Stock, representing approximately 88.7% of the outstanding Common Stock (calculated on a the basis of a total of 31,031,797 shares of Common Stock believed to be outstanding (based on the 9,560,851 shares of Common Stock reported to be outstanding as of January 4, 2016, by the Issuer in its prospectus supplement in respect of the 2016 Rights Offering, plus the 20,138,888 shares newly issued in such Rights Offering and the 1,332,058 shares newly issued in the Note Conversion)).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure set forth under Item 4 of this Amendment No. 17 is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2016

Kien Huat Realty III Limited By: /s/ Gerard Lim Name: Gerard Lim Title: Director

/s/ Lim Kok Thay by Gerard Lim
Lim Kok Thay

EXHIBIT INDEX

Exhibit Index	Description

Exhibit 1	Joint Filing Agreement, dated as of August 27, 2009, by and between Lim Kok Thay and Kien Huat Realty III Limited.

Exhibit 2	Investment Agreement, dated as of August 19, 2009, by and between Empire Resorts, Inc. and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 3	Stockholder Voting Agreement, dated as of August 19, 2009, by and among Empire Resorts, Inc., Kien Huat Realty III Limited and the stockholders signatory thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 4	Registration Rights Agreement, dated as of August 19, 2009, by and between Empire Resorts, Inc. and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 5	Custody Agreement, dated as of August 19, 2009, by and between Kien Huat Realty III Limited and JPMorgan Chase Bank, National Association, as Custodian (incorporated by reference to Exhibit 5 to Schedule 13D filed on August 27, 2009).

Exhibit 6	Standby Purchase Agreement dated as of April 12, 2013, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 6 to Amendment No. 8 to Schedule 13D filed on April 15, 2013).

Exhibit 7	Standby Purchase Agreement dated as of January 2, 2015, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on January 5, 2015).

Exhibit 8	Standby Purchase Agreement dated as of December 31, 2015, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on January 4, 2016).

Exhibit 9	Letter Agreement dated February 17, 2016, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on February 18, 2016).